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                             July 15, 2021

       Martin D. McNulty, Jr.
       Chief Executive Officer
       Starboard Value Acquisition Corp.
       777 Third Avenue, 18th Floor
       New York, New York 10017

                                                        Re: Starboard Value
Acquisition Corp.
                                                            Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed July 14, 2021
                                                            File No. 001-39496

       Dear Mr. McNulty:

              We have reviewed your amended proxy statement and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Any reference to our prior comments refers to comments in our July 13, 2021 letter.

       Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed on July 14, 2021

       Notes to Consolidated Financial Statements - Cyxtera Technologies
       Note 5. Revenue, page F-95

   1. We note your revised disclosures to the unaudited interim period financial statement footnotes in response
to prior comment 4 where you now disclose remaining performance obligations at December
31, 2020 of $869.3 million. However, we further note that the disclosures in the
audited financial statement footnotes continues to reflect a materially different amount of
$33.7 million. Please revise the audited financial statement footnotes to reflect
the correct remaining performance obligations. Refer to ASC 606-10-
                                                        50-13.
 Martin D. McNulty, Jr.
FirstName  LastNameMartin
                Acquisition D. McNulty, Jr.
Starboard Value             Corp.
Comapany
July       NameStarboard Value Acquisition Corp.
     15, 2021
July 15,
Page  2 2021 Page 2
FirstName LastName
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at (202) 551-3673 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Alice Hsu